Exhibit F

PROXY AGREEMENT

This PROXY AGREEMENT, dated as of November 30, between CITIC Capital MB Investment Limited, an exempted company organized and existing under the laws of the Cayman Islands with registered address at P.O. Box 2804, 4th Floor, Scotia Center, George Town, Grand Cayman, Cayman Islands (“CITIC”), and Mr. Edward Suning Tian (“Tian”).

W I T N E S S E T H:

WHEREAS, CITIC and PacificInfo Limited, an international company organized and existing under the laws of the British Virgin Islands (“PacificInfo”), entered into that certain Stockholders Agreement, dated as of October 9, 2006, as amended on October 31, 2006 (the “Stockholders Agreement”), relating to the common stock of AsiaInfo Holdings, Inc., a Delaware corporation (“AsiaInfo”).

WHEREAS, pursuant to Section 5.4 of the Stockholders Agreement, effective upon the applicable closing at which CITIC acquires Shares (as defined in the Stockholders Agreement), if any, CITIC will execute and deliver a proxy appointing Tian, the sole shareholder of PacificInfo, as CITIC’s attorney-in-fact and proxy, with full power of substitution, for and in CITIC’s name, to vote, express consent or dissent, or otherwise utilize that voting power with respect to any Shares held by CITIC.

WHEREAS, as of the date hereof, CITIC acquired 4,025,105 shares of common stock of AsiaInfo (as adjusted for share splits, share dividends and the like, the “Proxy Shares”) pursuant to the WPV SPA (as defined in the Stockholders Agreement).

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein, the parties hereto agree as follows:

SECTION 1.01. Proxy. CITIC, by this Agreement, with respect to the Proxy Shares, does hereby constitute and appoint Tian, with full power of substitution, as its true and lawful attorney and proxy, for and in its name, place and stead, to vote each of such Proxy Shares then held by CITIC as its proxy, at every annual, special, or adjourned meeting of the stockholders of AsiaInfo (including the right to sign its name (as stockholder) to any consent, certificate or other document relating to AsiaInfo that the law of the State of Delaware may permit or require); provided however that Tian must consult with CITIC prior to any such vote or consent with respect to the Proxy Shares then held by CITIC.

SECTION 1.02. Revocable. CITIC intends the foregoing proxy to be, and it shall be, revocable at any time by notice from CITIC to Tian, and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by it with respect to the Proxy Shares.

SECTION 1.03. Counterparts. This Proxy Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed together shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Proxy Agreement as of the date first written above.

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Eric Chan
Name:	Eric Chan
Title:	Director

/s/ Edward Suning Tian
Name:	Edward Suning Tian

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